4 July, 1995


Food Technology Service Inc.
1801 Thonotosassa Road
Plant City
Florida
33566

Attention:    Mr. Sam Whitney
              Chairman


Dear Sir,

Nordion has for more than 30 years been a strong advocate of commercial food irradiation. Nordion remains no less committed to food irradiation than it did at the time of Food Technology Service Inc.'s ("FTSI") inception. On April 13, 1994, Nordion entered into an agreement with Vindicator, Inc. (now FTSI) extending the due date for payment of its debt to Nordion to September 4, 1995. A second extension to January 4, 1996 was granted on November 23, 1994. FTSI has been unable to meet the conditions set out in the letter agreement of November 23, 1994 and has requested a further extension. In order to assist in the viability of FTSI and reaffirm its commitment to the benefits of commercial food irradiation, Nordion agrees to further extend payment of the debt owed by FTSI to January 2, 1997, provided FTSI meets, and continues to meet as the case may be, the following conditions:

1. Continue to obtain funds required or make alternate arrangements to discharge all current obligations in full and provide on-going working capital.

2. Reduce operational and management costs and employ the most appropriate personnel and resources in order to ensure cost effective operations.

3. Ensure that FTSI utilizes appropriate systems, policies and procedures as applicable in the commercial irradiation industry and general business practices in order to meet legal, safety, regulatory and business requirements.

4. FTSI shall provide to Nordion prior notice of any communication with the media or public and, without limitation of the foregoing, shall provide copies of reports and filings with the Securities and Exchange Commission and any notices, documents or information to be provided to shareholders.

5.   Co-ordination of a marketing plan and sales program with Nation's Pride.

6. FTSI agrees to provide Nordion with an updated comprehensive business plan, including a detailed marketing plan and sales program.

All sums provided by Nordion, including accrued interest, shall continue to have a first, fixed and specific charge on all assets of FTSI and bear interest at the Barnett Bank (Florida) U.S. prime rate in effect from time to time plus 1%. At any time, Nordion shall have the option to convert all or any portion of FTSI's indebtedness into shares of FTSI at the lower of $4.05 U.S. and the then current market price. On any offering of securities of FTSI to the public, FTSI shall obtain a prior agreement from Nordion on that portion of the proceeds to be utilized for payment of its indebtedness to Nordion.

This letter agreement shall not constitute any waiver on the part of Nordion of any rights or recourses contained in any agreement with FTSI.



                                              Yours very truly, NORDION
                                              INTERNATIONAL INC.


                                              by:
                                                  ------------------------------


The foregoing is acknowledged
and agreed this _____ day of
______________, 1995


FOOD TECHNOLOGY SERVICE INC.,


by:
    -------------------------------
    Board Chairman and CEO